Exhibit 3.4

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
OF NEXT GENERATION MEDIA CORP.
(Pursuant to NRS 78.385 and 78.390)

   Pursuant to the provisions of the Nevada Revised Statutes, NEXT GENERATION MEDIA CORP., a Nevada corporation, adopts the following amendments to its Articles of Incorporation:

1.	The Board of Directors of said corporation by a unanimous written consent dated May 6, 2010 adopted resolutions to amend the Articles of Incorporation of the corporation as follows:

   Article I is hereby amended to read as follows:

  “The name of the Corporation is Next Generation Energy Corp.”

   Article IV is hereby amended to read as follows:

“The corporation is authorized to issue 50,000,000 shares of $0.01 par value common stock (“Common Stock”) and 1,000,000 shares of $0.001 par value preferred stock (“Preferred Stock”). The Preferred Stock shall have such designations, series, amounts, powers, preferences and relative, participating, optional and other special rights and qualifications, limitations and restrictions as shall be fixed by the Board of Directors in its discretion.”

2.
The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 10,008,945 shares, which constitutes 51.7% of the issued and outstanding shares.

3.	The foregoing amendments will be effective on August 10, 2010.

   IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed by Darryl Reed, this 22 day of July, 2010.

/s/ Darryl Reed

Darryl Reed, Chief Executive Officer